 Exhibit 99.2
IFRS USD Press Release

Second consecutive quarter of double digit growth in constant currency

Bengaluru, India – April 12, 2019

“We have completed the first year of our transformation journey with strong results on multiple dimensions including revenue growth, performance of our digital portfolio, large deal wins, and client metrics. This is a reflection of our increased client relevance stemming from our focus on digital, positioning, and long-standing client relationships”, said Salil Parekh, CEO and MD. “Our planned investments have started yielding benefits. As we look ahead into fiscal 2020, we plan to deploy various measures of operational efficiencies across the business.”

•	FY 19 revenues grew by 7.9% in USD; 9.0% in constant currency
•	FY 19 operating margin at 22.8%
•	Q4 19 revenues grew year-on-year by 9.1% in USD; 11.7% in constant currency
•	Q4 19 revenues grew sequentially by 2.4% in USD; 2.1% in constant currency
•	Q4 19 Digital revenues at $1,035 million (33.8% of total revenues), year-on-year growth of 41.1% and sequential growth of 9.7% in constant currency
•	Announces final dividend of 10.50 per share
•	FY 20 revenue guidance in the range of 7.5%-9.5% in constant currency
•	FY 20 Operating margin guidance in the range of 21%-23%

1.	Financial Highlights- Consolidated results under International Financial Reporting Standards (IFRS)

For the Quarter ended March 31, 2019

Revenues were $3,060 million, growth of 9.1% YoY and 2.4% QoQ

Operating profit was $658 million, decline of 5.1% YoY and 2.6% QoQ#

Basic EPS was $0.13, growth of 1.6% YoY and 15.5% QoQ

For the Year ended March 31, 2019 Revenues were $11,799 million, growth of 7.9% YoY Operating profit was $2,696 million, growth of 1.4% YoY Basic EPS was $0.51, decline of 8.2% YoY*@

#	Includes additional depreciation and amortization expenses of $12 million for Panaya and Skava for the quarter ended December 31, 2018.

*	Includes reduction in fair value and carrying value of Panaya and Skava, respectively which resulted in reduction in EPS by $0.02

@	Includes impact on account of conclusion of an APA with the US IRS which has led to increase in EPS of $0.05 for the year ended March 31, 2018.

“We had another quarter of over $1.5 bn large deal TCV in Q4, as a result of which FY 19 TCV doubled over FY 18. Realization per billed employee was steady which reflects increasing usage of automation in core services and faster growth in newer digital services”, said Pravin Rao, COO. “Overall attrition remains high and we are continuing our focus on arresting the same.”

“Cash generation in FY 19 was strong and Dividend Per Share increased by 4.5%. During the quarter, we completed the payout of special dividend in January and initiated the share buyback program,” said Nilanjan Roy, CFO. “We had another quarter of forex gains thanks to our proactive hedging strategy.”

2.	Capital Allocation

•	During Q4 19, completed payment of special dividend of 4 per share announced in January, 2019.
•	Initiated buyback from March 20, 2019 after receiving all requisite approvals. Out of total buyback size of 8,260 crore, the company has bought back shares worth 1,546 crore so far.
•	For the Financial Year 2019, the Board has recommended a final dividend of 10.50 per share ($0.15 per ADR*). After including the interim dividend of 7 per share, the total dividend for Financial Year 2019 will amount to 17.50 per share.

*US$1 = 69.16 as at March 31, 2019

3.	Client wins & Testimonials

•	Siemens Gamesa Renewable Energy (SGRE), a world leader and a pioneer in the renewable energy industry, has signed a seven-year global partnership with Infosys to enable an end-to-end IT Transformation program towards a digital future and industry leadership.

Alan Feeley, SGRE CIO, said, “Infrastructure & applications outsourcing deals are the norm in our business worlds already today. When considering our (SGRE) desired IT operating model for the future, we were looking for a partner that brings a careful balance of innovation, operational excellence and sustainable commercial viability. With Infosys, we are very confident that these attributes were at the core of their operating culture. We are very excited to partner with Infosys on this journey of modernization and were impressed by Infosys Next Generation Application & Infrastructure Management Framework, their agility & focus on delivery excellence, and a clear understanding of our business strategy.”

•	With a vision to provide safe and reliable utility services and improve the customer service of about 800,000 people in the Indianapolis area, Citizens will transform its customer service by leveraging ‘Infosys Preconfigured Accelerator for Customer Experience (PACE)’, an industry leading framework tuned for Oracle Utilities Customer to Meter (C2M) platform.

Curtis Popp, Vice President of Customer Operations at Citizens Energy Group, said, “At Citizens Energy Group, we’re excited to be working with Infosys and Oracle to implement a new CIS and accomplish our strategic goals, including improved customer satisfaction and employee engagement. The experience and expertise of Infosys employees is paramount to the success of this complex project.”

•	Kraft Heinz has selected Infosys to deliver rich digital experience for their recipes and brands to their consumers.

“Kraft Heinz has partnered with Infosys to launch new capabilities delivering rich consumer experience. We are becoming more relevant to our consumers by enabling capabilities like Shoppable Recipes, Rich Brand Experience, Personalized Recommendations, Seamless Social Media Integration. We are just getting started.,” said, Leandro Balbinot, CIO Global Digital Growth, Kraft Heinz Company.

•	“Movement Mortgage is committed to providing loan officers, real estate agents and our borrowers with technology and a digital infrastructure that delivers an innovative, user-friendly experience on every platform and in every channel, both today and in the future. We’re pleased to have selected Infosys as our strategic partner across these key business functions. Infosys’ expertise in Digital Transformation, Cloud Technologies and Mortgage and Retail Lending will help Movement continue to spearhead industrywide transformation that improves the mortgage experience for everyone and makes the dream of homeownership more accessible than ever before,” said Casey Crawford, CEO, Movement Mortgage

•	“In partnership with Infosys, we are modernizing our collection processes with real-time insights into delinquency rates, better risk segmentations and customized contact & calling strategies.” said Julie Signorille, Consumer Banking, Chief Operating Officer, Citizens Bank

Recognition:

•	Infosys positioned in HFS Top 10 Healthcare Services 2019
•	Infosys positioned as a leader in SAP HANA and S/4 HANA Services – NEAT 2019
•	Infosys positioned as a leader in RPA & AI in Banking – NEAT 2019
•	Infosys positioned in Customer Experience (CX) Shortlist (Constellation ShortList™ Global Customer Experience (CX) Services)
•	Infosys positioned as a leader in Gartner’s Magic Quadrant for Public Cloud Infrastructure Professional and Managed Services, Worldwide
•	Infosys positioned as a leader in Advanced Digital Workplace Services – NEAT 2019
•	Infosys Lex Wingspan shortlisted in Constellation ShortList™ Learning Marketplaces for Q1 2019
•	Infosys positioned as a leader in IDC MarketScape: Worldwide IT Service Management Implementation Services 2019 Vendor Assessment
•	Infosys positioned in HFS Top 10 High-tech sector service providers
•	Infosys positioned in HFS Top 10 Microsoft AI Services 2019
•	Infosys positioned in HFS Top 10 Enterprise Blockchain Services 2018

About Infosys

Infosys is a global leader in next-generation digital services and consulting. We enable clients in 45 countries to navigate their digital transformation. With over three decades of experience in managing the systems and workings of global enterprises, we expertly steer our clients through their digital journey. We do it by enabling the enterprise with an AI-powered core that helps prioritize the execution of change. We also empower the business with agile digital at scale to deliver unprecedented levels of performance and customer delight. Our always-on learning agenda drives their continuous improvement through building and transferring digital skills, expertise, and ideas from our innovation ecosystem.

Visit www.infosys.com to see how Infosys (NYSE: INFY) can help your enterprise navigate your next.

Safe Harbor

Certain statements mentioned in this release concerning our future growth prospects and our future business expectations are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995. Such statements involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2018. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company unless it is required by law.

Contact

Investor Relations	Sandeep Mahindroo +91 80 3980 1018 Sandeep_Mahindroo@infosys.com
Media Relations	Sarah Vanita Gideon +91 80 4156 3998 Sarah_Gideon@infosys.com	Chiku Somaiya +1 71367 06752 Chiku.Somaiya@infosys.com

Infosys Limited and subsidiaries

Audited Condensed Consolidated Balance Sheet as at

(Dollars in millions except equity share data)

	March 31, 2019	March 31, 2018
ASSETS
Current assets
Cash and cash equivalents	2,829	3,041
Current investments	958	982
Trade receivables	2,144	2,016
Unbilled revenue	777	654
Prepayments and other current assets	827	662
Income tax assets	61	–
Derivative financial instruments	48	2
	7,644	7,357
Assets held for sale(A3)(A4)	–	316
Total current assets	7,644	7,673
Non-current assets
Property, plant and equipment	1,931	1,863
Goodwill	512	339
Intangible assets	100	38
Investment in associate	–	–
Non-current investments	670	883
Deferred income tax assets	199	196
Income tax assets	914	931
Other non-current assets	282	332
Total non-current assets	4,608	4,582
Total assets	12,252	12,255
LIABILITIES AND EQUITY
Current liabilities
Trade payables	239	107
Derivative financial instruments	2	6
Current income tax liabilities	227	314
Client deposits	4	6
Unearned revenue	406	352
Employee benefit obligations	234	218
Provisions	83	75
Other current liabilities	1,498	1,036
	2,693	2,114
Liabilities directly associated with assets held for sale(A3)(A4)	–	50
Total current liabilities	2,693	2,164
Non-current liabilities
Deferred income tax liabilities	98	82
Employee benefit obligations	6	7
Other non-current liabilities	55	42
Total liabilities	2,852	2,295
Equity
Share capital- 5 ($0.16) par value 4,800,000,000 (2,400,000,000) equity shares authorized, issued and outstanding 4,335,954,462 (2,173,312,301), net of 20,324,982 (10,801,956) treasury shares as at March 31, 2019 (March 31, 2018), respectively	339	190
Share premium	277	247
Retained earnings	11,248	11,587
Cash flow hedge reserve	3	–
Other reserves	384	244
Capital redemption reserve	10	9
Other components of equity	(2,870)	(2,317)
Total equity attributable to equity holders of the company	9,391	9,960
Non-controlling interests	9	–
Total equity	9,400	9,960
Total liabilities and equity	12,252	12,255

Infosys Limited and subsidiaries

Audited Condensed Consolidated Statement of Comprehensive Income for the

(Dollars in millions except equity share and per equity share data)

	Three months ended March 31, 2019	Three months ended March 31, 2018	Year ended March 31, 2019	Year ended March 31, 2018
Revenues	3,060	2,805	11,799	10,939
Cost of sales	2,028	1,793	7,687	7,001
Gross profit	1,032	1,012	4,112	3,938
Operating expenses
Selling and marketing expenses	174	147	638	552
Administrative expenses	200	172	778	727
Total operating expenses	374	319	1,416	1,279
Operating profit	658	693	2,696	2,659
Other income, net(B3)	94	100	411	513
Reduction in the fair value of Disposal Group held for sale(A3)	–	(18)	(39)	(18)
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from “Held for Sale”(A4)	–	–	(65)	–
Share in net profit/(loss) of associate, including impairment(A2)	–	–	–	(11)
Profit before income taxes	752	775	3,003	3,143
Income tax expense(A1)(B4)	171	204	803	657
Net profit	581	571	2,200	2,486
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss:
Re-measurements of the net defined benefit liability/asset, net	–	6	(3)	9
Equity instruments through other comprehensive income, net	–	1	10	1
Items that will be reclassified subsequently to profit or loss:
Fair valuation of investments, net	3	(2)	–	–
Fair value changes on derivatives designated as cash flow hedge, net	(2)	–	3	(6)
Foreign currency translation	74	(164)	(560)	18
Total other comprehensive income/(loss), net of tax	75	(159)	(550)	22
Total comprehensive income	656	412	1,650	2,508
Profit attributable to:
Owners of the Company	580	571	2,199	2,486
Non-controlling interests	1	–	1	–
	581	571	2,200	2,486
Total comprehensive income attributable to:
Owners of the Company	655	412	1,649	2,508
Non-controlling interests	1	–	1	–
	656	412	1,650	2,508
Earnings per equity share(A1) (A5)
Basic ($)	0.13	0.13	0.51	0.55
Diluted ($)	0.13	0.13	0.51	0.55
Weighted average equity shares used in computing earnings per equity share(A5)
Basic	4,347,129,592	4,346,554,120	4,347,130,157	4,510,664,644
Diluted	4,353,023,863	4,349,617,024	4,353,420,772	4,515,147,740

NOTES:

A.	Notes pertaining to previous quarters / periods

1.	During the quarter ended December 31, 2017, on account of the conclusion of an Advance Pricing Agreement (“APA”) with the U.S. Internal Revenue Service (“IRS”), the Company has reversed income tax expense provision of $225 million which pertains to previous periods.
2.	During the year ended March 31, 2018, the Company has written down the entire carrying value of $11 million in its associate DWA Nova LLC.
3.	In the three months ended March 2018, Kallidus and Skava (together referred to as "Skava”) and Panaya, were classified as “Held for Sale” resulting in a reduction in the fair value amounting to $18 million and $39 million in respect of Panaya for the year ended March 31, 2018 and three months ended June 30, 2018, respectively.
4.	During the three months ended December 31, 2018, the Company declassified Panaya and Skava from “Held for Sale” and recognized an adjustment in respect of excess of carrying amount over recoverable amount of $65 million in respect of Skava during the year ended March 31, 2019.
5.	Share numbers and EPS have been adjusted for September 2018 bonus issue.

B.	Notes pertaining to the current quarter

1.	The audited condensed consolidated Balance sheet and Statement of Comprehensive Income for the three months and year ended March 31, 2019 have been taken on record at the Board meeting held on April 12, 2019.
2.	A Fact Sheet providing the operating metrics of the Company can be downloaded from www.infosys.com.
3.	Other income includes $7 million for each of the quarter and year ended March 31, 2019, and $41 million for the year ended March 31, 2018 towards interest on income tax refund.
4.	During the quarter ended March 31, 2019, on account of the conclusion of an Advance Pricing Agreement (“APA”) in an overseas jurisdiction, the Company has reversed income tax expense provision of $14 million which pertains to previous periods.